

February 4, 2011

Mr. Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

> **Re:** **ING Groep N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed on March 18, 2010**
> **File No. 001-14642**

Dear Mr. Flynn:

We have reviewed your January 18, 2011 response to our December 7, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. Please refer to comment 3 in our letter dated December 7, 2010. Tell us the approximate EUR amount of revenues associated with each of Cuba, Iran, Sudan, and Syria as of November 2010. In addition, please discuss the materiality of your business activities in, and other contacts with, the referenced countries in qualitative terms

2. Please describe to us the nature of any remaining contacts with Iran. Discuss the applicability to those contacts of Section 104(c), and any other relevant provisions, of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, and the corresponding Iranian Financial Sanctions Regulations promulgated by the Treasury Department's Office of Foreign Assets Control in August 2010.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant